UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sanchez Computer Associates, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

(799702105)

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 799702105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank R. Sanchez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,399,020

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,399,020

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,713,355 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Sanchez Computer Associates, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 40 Valley Stream Parkway Malvern, PA 19355

Item 2.
	(a)	Name of Person Filing Frank R. Sanchez
	(b)	Address of Principal Business Office or, if none, Residence 40 Valley Stream Parkway Malvern, PA 19355
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 799702105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,713,355 (1)
	(b)	Percent of class: 6.3
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote 1,399,020
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of 1,399,020

(1) Includes options to purchase 314,335 shares of Common Stock exercisable within sixty (60) days of February 13, 2004.

(2)  In connection with the Agreement and Plan of Merger and Reorganization, dated as of January 27, 2004 (the “Merger Agreement”) by and among Fidelity National Financial, Inc. (“FNF”), Fidelity Information Services, Inc.(“FIS”), Sunday Merger Corp., Sunday Merger, LLC and Sanchez Computer Associates, Inc. (the “Company”), Mr. Sanchez entered into a Shareholder’s Agreement, dated as of January 27, 2004 (the “Shareholder Agreement”), with FNF and FIS, pursuant to which Mr. Sanchez agreed to vote (or cause to be voted), and granted an irrevocable proxy to certain representatives of FNF to vote, his shares of Company common stock (i) in favor of the adoption and approval of the Merger Agreement and in favor of the other transactions contemplated by the Merger Agreement, (ii) against any merger, consolidation, sale of assets, recapitalization or other business combination involving the Company (other than the transactions contemplated by the Merger Agreement) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Company’s or FNF’s obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to and necessary for the consummation of the transactions contemplated by the Merger Agreement.  The Shareholder Agreement generally prohibits Mr. Sanchez from selling, transferring, assigning, pledging or otherwise disposing of his shares of Company common stock.

Mr. Sanchez also granted to FNF an option to purchase his shares of Company common stock at a price equal to $6.50 per share if the Merger Agreement is terminated for certain reasons and certain events occur thereafter as specifically set forth in the Shareholder Agreement.

References to, and the descriptions of, the Shareholder Agreement are qualified in their entirety by reference to the complete text of such agreement,  which is filed as an exhibit to the Company’s Form 8-K filed January 29, 2004.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004
Date
/s/ Frank R. Sanchez
Signature
Frank R. Sanchez
Name/Title